Filed pursuant to Rule 433 October 16, 2006 Relating to Preliminary Pricing Supplement No. 16 to Registration Statement Nos. 333-137691, 333-137691-02 Dated September 29, 2006
ABN AMRO Bank N.V. Partially Principal Protected Notes
PRELIMINARY PRICING SHEET– OCTOBER 16, 2006

Leveraged Participation, 80% Protection, 4 Year Maturity

Rogers International Commodity Index®–Agriculture Excess ReturnTM Linked Notes due October 29, 2010
SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa3, S&P AA)
Lead Selling Agent:	ABN AMRO Incorporated
Offering:	4 Year Partially Principal Protected Notes linked to the Rogers International Commodity Index® ─ Agriculture Excess ReturnTM due October 29, 2010 (the “Securities”)
Underlying Index:	Rogers International Commodity Index® –Agriculture Excess Return (Bloomberg code: RICIAGER <Index>)
Coupon:	None. The Securities do not pay any interest
Denomination:	$1,000
Issue Size:	TBD
Issue Price:	100%
Partial Protection Level:	80%
Participation Rate:	The Participation Rate will be determined on the Pricing Date and will be no less than 1.25 (or 125%) and no more than 1.35 (or 135%).
Payment at Maturity:

The payment at maturity for each $1,000 principal amount of the Securities is based on the performance of the Underlying Index as follows:

  If the Index Return is zero or positive, we will pay you an amount in cash equal to the sum of $1,000 and the Supplemental Redemption Amount.
  If the Index Return is negative, we will pay you an amount in cash equal to the greater of (i) the sum of $1,000 and the Index Return and (ii) a cash amount of $800.  Consequently, a decline in the value of the Underlying Index will always reduce your cash payment at maturity below the principal amount of your Securities and you could lose up to 20% of your initial investment.

Supplemental Redemption Amount:	An amount in cash for each $1,000 principal amount of the Securities equal to [125% to 135%] of the Index Return.
Index Return:	For each $1,000 principal amount of Securities, an amount in cash equal to
Initial Value:	100% of the closing value of the Underlying Index on the Trade Date
Final Value:	100% of the closing value of the Underlying Index on the Determination Date
Contingent Payment Debt instrument Comparable Yield:	TBD on Trade Date
Status:	Unsecured, unsubordinated obligations of the Issuer
CUSIP Number:	00079FTU6 ISIN: US00079FTU65
Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive
Offering Period:	October 12, 2006 up to and including October 26, 2006
Pricing Date:	October 26, 2006, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Settlement Date:	October 31, 2006
Determination Date:	October 26, 2010, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Maturity Date:	October 29, 2010 (4 years)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and this offering of the Securities.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

1

Summary

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 4 of this document. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

     The Securities are medium-term notes of ABN AMRO Bank N.V. and have a maturity of four years. The payment at maturity on the Securities is determined based on the performance of the Underlying Index. The payment at maturity is exposed to any decline in the value of the Underlying Index on the Determination Date, subject to a minimum return of $800 per $1,000 principal amount of Securities. Therefore a portion of your principal is at risk and you could lose up to 20% of your initial investment if the Underlying Index declines in value. Unlike ordinary debt securities, the Securities do not pay interest.

What will I receive at maturity of the Securities?

     If the Index Return is zero or positive, we will pay you an amount in cash equal to the sum of $1,000 and the Supplemental Redemption Amount for each $1,000 principal amount of the Securities.

     If the Index Return is negative, we will pay you, for each $1,000 principal amount of Securities, an amount in cash equal to the greater of (i) the sum of $1,000 and the Index Return and (ii) a cash amount of $800. Consequently, a decline in the value of the Underlying Index will always reduce your cash payment at maturity below the principal amount of your Securities and you could lose up to 20% of your initial investment.

What is the Index Return?

     The Index Return will be equal to the percentage change in the value of the Underlying Index on the Determination Date multiplied by $1,000, which is calculated as:

Final Value - Initial Value
$1,000	×
Initial Value;

How is the Supplemental Redemption Amount calculated?

     The Supplemental Redemption Amount is a cash amount determined only when the Index Return is zero or positive. The Supplemental Redemption Amount for each $1,000 principal amount of the Securities is equal to of the product of (i) the Participation Rate times (ii) the Index Return.

The Participation Rate will be determined on the Pricing Date and will be no less than 1.25 (or 125%) and no more than 1.35 (or 135%).

Will I receive interest payments on the Securities?

     No. You will not receive any interest or any other payments on the Securities during the term of the Securities.

Will I get my principal back at maturity?

     The Securities are not fully principal protected. Subject to the credit of ABN AMRO Bank, N.V. as the issuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the issuer’s obligations under the Securities, you will receive at maturity at least $800 per $1,000 principal amount of Securities, regardless of the closing value of the Underlying Index on the Determination Date. However, if you sell the Securities prior to maturity, you will receive the market price for the Securities, which may or may not include the return of $800 for each $1,000 principal amount of Securities. There may be little or no secondary market for the Securities. Accordingly, you should be willing to hold your securities until maturity.

     Can you give me examples of the payment I will receive at maturity depending on the percentage change in the value of the Underlying Index?

     Example 1: If, for example, the Initial Value is 1,000 and the Final Value is 500, the Index Return would be calculated as follows:

Index Return =

500 – 1,000 = $-500
$1,000	×
1,000

     Because the Index Return is negative, at maturity you would receive an amount in cash per Security equal to the greater of (i) the sum of $1,000 and the Index Return, or $1,000 - $500 = $500, and (ii) $800. Consequently, you would receive $800 for each $1,000 principal amount of your Securities. In this case, the Underlying Index decreased by 50% over the life of the Security and you would have lost 20% of your initial investment.

     Example 2: If, for example, the Initial Value is 1,000 and the Final Value is 900, the Index Return would be calculated as follows:

Index Return =

900 – 1,000
$1,000	×		= $ -100
1,000

Because the Index Return is equal to $ -100, at maturity you would receive an amount in cash per Security equal to the greater of (i) the sum of $1,000 and the Index Return, or $1,000 - $100 = $900, and (ii) $800. Consequently, you would receive $900 for each $1,000 principal amount of your Securities. In this case, the Underlying Index decreased by 10% and you would have lost 10% of your initial investment.

     Example 3: If, for example, the Initial Value is 1,000, the Final Value is 1,200 and the Participation Rate is 1.3 (or 130%), the Index Return would be calculated as follows:

Index Return =

1,200 – 1,000
$1,000	×		= $200
1,000

     Because the Index Return is positive, at maturity you would receive an amount in cash per Security equal to the sum of $1,000 and the Supplemental Redemption Amount. The Supplemental Redemption Amount is calculated by multiplying the Index Return, in this example $200, by the Participation Rate, in this example 1.3. Accordingly, at maturity, you would receive $1,000 plus the Supplemental Redemption Amount of $260, or a total payment of $1,260. In this case, the Underlying Index increased by 20% over the life of the Security and you would have received a 26% return on your investment.

     These examples are for illustrative purposes only. It is not possible to predict the closing value of the Underlying Index on the Determination Date. You may lose up to 20% of your investment.

Do I benefit from any appreciation in the Underlying Index over the life of the Securities?

     Yes. If the Final Value is equal to or greater than the Initial Value, you will receive in cash the Supplemental Redemption Amount in addition to the principal amount of the Securities payable at maturity. The Supplemental Redemption Amount represents the product of (i) the Participation Rate times (ii) the Index Return.

What is the Underlying Index?

     The Underlying Index is a composite U.S. dollar based index that is designed to serve as a diversified benchmark for the price movements of agricultural commodities consumed in the global economy. It is a sub-index comprised of the agricultural components of the Rogers International Commodity Index® or RICI® (the “RICI Index”). You should read “Description of the Underlying Index” in the related Pricing Supplement for additional information regarding the Underlying Index.

What if I have more questions?

     You should read the “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities. ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048

RISK FACTORS

Investors should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities investors read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO Bank N.V.’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO Bank N.V. defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

Return of principal on the Securities is only guaranteed up to 80%, subject to our credit and the credit of Holding. If the closing value of the Underlying Index decreases during the term of the Securities, the amount of cash paid to you at maturity will be less than the principal amount of the Securities and you could lose up to 20% of your initial investment. Several factors, including, without limitation, governmental programs and policies regarding agriculture as well as natural disasters may cause the price of the agricultural commodities comprising the Underlying Index to change unpredictably.

Index Committee

The Underlying Index is overseen and managed by a committee chaired and controlled by James B. Rogers, Jr., the founder and sole owner of the Underlying Index. We are one of the five other members of the committee. The committee has discretion regarding the composition and management of the Underlying Index, including additions, deletions and the weightings of the commodities comprising the Underlying Index, all of which could affect the Underlying Index and, therefore, the value of the Securities.

Liquidity Risk

ABN AMRO Bank N.V. does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may not receive their full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the Underlying Index, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

Although the U.S. federal income tax treatment of the Securities is unclear, we intend to treat the Securities as "contingent payment debt instruments" for U.S. federal income tax purposes. Assuming this characterization, U.S. taxable investors, regardless of their method of accounting, will generally be required to accrue as ordinary income amounts based on the “comparable yield” of the Securities, as determined by us, even though they will receive no payment on the Securities until maturity. In addition, any gain recognized upon a sale, exchange or retirement of the Securities will generally be treated as ordinary interest income for U.S. federal income tax purposes.

Investors should review the “Taxation” section in the related pricing supplement. Investors should also review the section entitled “United States Federal Taxation” and in particular the sub-section entitled “United States Federal Taxation—Contingent Payment Debt Instruments” in the accompanying Prospectus Supplement. Additionally, investors are urged to consult their tax advisor regarding the tax treatment of the Securities and whether a purchase of the Securities is advisable in light of the tax treatment and their particular situation. Investors should also review the section entitled “United States Federal Taxation” and in particular the sub-section entitled “United States Federal Taxation—Contingent Payment Debt Instruments” in the accompanying Prospectus Supplement

Index Disclaimer

“Jim Rogers”, “James Beeland Rogers, Jr.”, “Rogers”, “Rogers International Commodity Index® — Agriculture Excess Return” and “RICI® — A Excess Return” are trademarks and service marks of, and “Rogers International Commodity Index” and “RICI” are registered trademarks and service marks of Beeland Interests, Inc. (“Beeland Interests”), which is owned and controlled by James Beeland Rogers, Jr., and are used subject to license. The name and likeness of Jim Rogers/James Beeland Rogers, Jr. are trademarks and service marks of James Beeland Rogers, Jr.

The Securities are not sponsored, endorsed, sold or promoted by Beeland Interests or Diapason Commodities Management S.A. (“Diapason”). Neither Beeland Interests nor Diapason makes any representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this Pricing Supplement, or the advisability of investing in securities or commodities generally, or in the Securities or in futures particularly.

NEITHER BEELAND INTERESTS NOR DIAPASON, OR ANY OF THEIR RESPECTIVE AFFILIATES, GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE ROGERS INTERNATIONAL COMMODITY INDEX (“RICI®”), OR THE UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN. SUCH PERSON SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN AND MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF ANY SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RICI® OR THE UNDERLYING INDEX, ANY DATA INCLUDED THEREIN OR THE SECURITIES. NEITHER BEELAND INTERESTS, NOR DIAPASON, OR ANY OF THEIR RESPECTIVE AFFILIATES, MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE UNDERLYING INDEX, THE RICI®, AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO

EVENT SHALL BEELAND INTERESTS, DIAPASON OR ANY OF THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.